August 26, 2005

David M. Marks
Chairman
Thomas Equipment, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

> **Re: Thomas Equipment, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed August 9, 2005**
> **File No. 333-124217**

Dear Mr. Marks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 4 from our letter dated August 4, 2005. Please confirm that you are not registering any shares under the revolving note of $20,000,000, rather you are registering shares under a convertible minimum borrowing note in principal amount of $8,000,000.

Summary

2.   Please add a recent events discussion in the summary about the impact of your default on August 20, 2005 and any negotiations with your lenders.

Risk Factors, page 10

If we are required for any reason to Repay our Outstanding Secured Convertible

Notes..., page 14

3.   Please update this risk factor to discuss the risks associated with your

default on August 20, 2005.

 Selling Stockholders, page 63

4.   As discussed with Jay Mumford by telephone, please explain in footnote 1 that 1,980,000 shares of common stock currently owned outright are being sold by Laurus Capital Management, LLC in this offering.

 Financial Statements of Thomas Equipment.Inc., page F-l

5.   Please update the financial statements and pro forma information, as necessary, as required by Item 310(g) of Regulation S-B.

6.   Provide a currently dated consent from each of the independent public accountants with your next amendment.

7.   We note that you have entered into registration rights agreements, which includes liquidated damages clauses that require the payment of liquidated damages each month until the registration statement is declared effective or effectiveness is maintained. Also, we note that any liquidation damages are payable in cash. Tell us how you have accounted for the provisions of the registration rights agreements under EITF 00-19 and EITF 05-04. Please be detailed in your response.

8.   We note as a result of your noncompliance with the registration rights agreement you are in default under the loan agreements with Laurus Capital Management LLC beginning August 20, 2005. Please revise to address the impact of the event of default in your liquidity and capital resources section of MD&A and disclose this default in your financial statements.

Financial Statements of Pneutech, Inc., page F-66

9.   Please refer to prior comment 29. We note that you have updated your audited financial statements to include the unaudited interim financial statements as of and for the four months ended February 28, 2005 and for the six months ended April 30, 2004. Please update the footnotes to include the required interim disclosures as required by Item 310 (b) of Regulation S-B.

Pro Forma Combined Condensed Financial Statements, page F-88

Notes to Unaudited Pro Forma Combined Statement of Operations, page F-93

Note 3 Pro Forma Adjustments - Nine Months Ended March 31, 2005, page F-93

10.   Please refer to prior comment 39. Reference is made to adjustment (c). Revise your pro forma condensed statement of operations for the nine months ended

> March 31, 2005 to include the amortization of the debt discount recorded in connection with the issuance of the $1.9 million term loan and $20 million credit facility.

11. Reference is made to adjustment (f). Please provide us with your supporting calculation for this pro forma adjustment of $1,351,000.

Form 10-QSB for the Quarters Ended December 31, 2004 (As Amended) and March 31,

2005

12. Prior to the effectiveness of your Form S-B2, please revise your Form 10-QSB for the quarterly period ended December 31, 2004 and March 31, 2005 to incorporate the responses to our comments from the letters dated May 20, 2005, July 8, 2005, and August 4, 2005, as applicable.

Item 2. Controls and Procedures

13. We note your disclosure that management has concluded that your disclosure controls and procedures were of "limited" effectiveness at the reasonable assurance level. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise your filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective. Or, if true, you can state that your disclosure controls and procedures are not effective.

14. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired objectives. Please revise your filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/rinal/33-8238.htm.

Form 8-K dated February 14, 2005 and April 4, 2005

15. Your presentation of non-GAAP information does not appear to comply with Regulation G and Item 10 of Regulation S-B. It appears that you present your non-GAAP measures on a more prominent basis than your GAAP measures. Please revise future filings to remove this discussion of non-GAAP financial information, or revise the presentation in future filings so that it does comply with Regulation G and Item 10 of Regulation S-B.

16. Your disclosures related to the non-GAAP measures do not include all of

the disclosures required by paragraph (h)(l)(i) of Item 10 of Regulation

S-B and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial

Measures dated June 13, 2003. Please revise future filings to specifically

include a discussion, in sufficient detail, of the following for each

non-GAAP measure

- o The substantive reasons why management believes each non-GAAP

   measure provides useful information to investors;

- o The specific manner in which management uses each non-GAAP

   measure to conduct or evaluate its business;

- o The economic substance behind management's decision to use

   each measure; and

- o The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Your disclosures should discuss why a measure that excludes recurring items such as stock compensation, amortization of debt discount, amortization of capital leases, and depreciation and amortization provides useful information about your operating results. In addition, tell us the basis for your statement that you do not reasonably expect these items to be part of your recurring business transactions over the long term.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Michelle Golhlke at (202) 551-3327, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Thomas A. Rose